Exhibit 99.2

HOPTO, INC.

[FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

Up to 8,666,667 Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

Enclosed for your consideration is a prospectus, dated February [●], 2020 (the “Prospectus”), relating to the offering by hopTo, Inc. (the “Company”) of non-transferable rights to subscribe for 0.83 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), by stockholders and warrant holders of record (“Rights Holders”) as of 5:00 p.m., New York City time, on                  2020 (the “Record Date”).

As described in the Prospectus, Rights Holders will receive one right for each share of Common Stock or for each share of common stock underlying each warrant, in each case, owned on the Record Date to purchase 0.83 shares of Common Stock at the subscription price of $0.30 per whole share of Common Stock (the “Basic Subscription Privilege” or the “Rights”). The rights offering does not include an over-subscription privilege, and Rights Holders who fully exercise their Basic Subscription Privilege will not be entitled to exercise an over-subscription privilege to purchase additional shares of Common Stock that may remain unsubscribed as a result of any unexercised Rights in the offering.

The Rights may be exercised at any time during the subscription period, which commences on               2020 and ends at 5:00 p.m., New York City time, on                  2020, unless extended by the Company (as it may be extended, the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on any securities exchange or automated quotation system.

You are not required to exercise any or all of your subscription rights. Rights may only be exercised for book-entry of whole numbers of shares; no fractional shares of Common Stock will be issued in this offering. The rights will be evidenced by subscription certificates (the “Subscription Certificates”).

Enclosed are copies of the following documents:

1.	Prospectus, dated February [●], 2020;

2.	Subscription Certificate; and

3.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE SUBSCRIPTION AGENT AT 888-789-8409 OR BY EMAIL AT SHAREHOLDER@BROADRIDGE.COM